UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreements

On February 13, 2025, Boqii Holding Limited (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with multiple purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers in a private placement offering (the “Private Placement”), an aggregate of 2,000,000 American depositary shares (the “ADSs”), each representing 150 Class A ordinary shares, par value $0.001 per share (the “Class A ordinary shares”), at a purchase price of $1.2 per ADS, and for an aggregate purchase price of $2,400,000.

The ADSs have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were not offered pursuant to the Registration Statement. The ADSs were offered pursuant to the exemption provided in Rule 903 of Regulation S under the Securities Act of the Securities Act because all of the investors were non-U.S. Persons (as defined under Rule 902 Section (k)(2)(i) of Regulation S).

In connection with the Private Placement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers, pursuant to which, among other things, the Company is required to prepare and file with the Securities and Exchange Commission (the “SEC”) one or more registration statements to register for the resale of the ADSs no later than May 31, 2025. The Company is required to use best efforts to have such registration statement(s) (collectively, the “Registration Statement”) declared effective as promptly as possible thereafter.

The Purchase Agreement has been filed as an exhibit to this Current Report on Form 6-K to provide investors and stockholders with information regarding its terms. It is not intended to provide any other information about the parties to the Purchase Agreement, or any of their respective affiliates. The representations, warranties and covenants in the Purchase Agreement were made only for the purposes of such agreements and as of specified dates. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement. Accordingly, the representations, warranties and covenants may not accurately represent the current state of the Company’s affairs at any time.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are subject to and qualified in their entirety by reference to the full text of the agreements, copies of which (or forms thereof) are attached hereto as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: February 20, 2025

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